Gulf of Mexico
Genesis Field



EI380
EB977
EI385
GC019
EW 903
EW 991
EW989
Sunday Silence
Arnold
EW 999
Manta Ray
Green Canyon 18/60
Kilauea
Boxer
Gyrfalcon
GC 29
GC 31
Navarro
Marquette
Bullwinkle West
El Toro
1500'
2000'
GC 82
Bullwinkle
Stellaria
Shasta
Rocky
Popeye
Angus
Manatee
Brutus
Bison
Jolliet
Typhoon
Troika
Glider
Allegheny
Genesis
McKinley
King Kong
Fuji
4000'
Timon/K2
Green Canyon
Marco Polo
Neptune
Holstein
Legend
BHP Acreage
BHP Production Acreage
Atlantis
Mad Dog
U S A
New Orleans
Houston
Mexico
Gulf of Mexico
5000'
10 0 10 Miles
10 0 30 Kilometers
2r0419av

Gulf of Mexico Asset Team
BHP Petroleum

Date - August, 2000

BHP